UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2022 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On November 9, 2022, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, received notice of a complaint filed by Udi Nussinovitch, the Registrant’s former Chief Scientific Officer, in Tel-Aviv District Court, as well as a complaint filed with the regional labor court in Tel Aviv on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Registrant’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of ordinary shares. The Registrant strongly disagrees with the claims and believes it has meritorious defenses and will vigorously defend itself against the claims.

On February 24, 2022, the Registrant sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Registrant.

This Current Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: November 18, 2022	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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